UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 23, 2006

Mr. Bruce Wunner, Chief Executive Officer
NewGen Technologies, Inc.
6000 Fairview Road, 12th Floor
Charlotte, North Carolina 28210



      Re:	NewGen Technologies, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed June 13, 2006
		File No. 333-133457

		Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
		Filed June 5, 2006
		File No. 33-22264

Dear Mr. Wunner:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Note 2 - Basis of Presentation and Summary of Significant
Accounting
Policies

Loss per share, page 8

1.	Revise this disclosure to address the impact of your
convertible
debentures on your reported loss per share.

Fair Value of Financial Instruments, page 8

2.	Revise this disclosure to address the fair value of your
convertible debentures and derivative financial liability.

Note 9 - Convertible Debentures, page 18

3.	We note the fair values initially assigned to the warrants
and
bifurcated derivative instrument. We do not understand how the value of the warrants can be in excess of the underlying equity. In addition, we do not understand what method was used to determine the fair value of the bifurcated derivative instrument, or how the value of this could be in excess of the underlying equity. Tell us in detail the methodology used to compute the fair value of these instruments. We may have further comment.

4.	We note the effective interest method is used for unamortized debt discount. We do not understand how the accretion for the period could amount to $188, given the use of this method. Tell us in detail the methodology used to accrete the debt discount over the term of the debentures. We may have further comment

Liquidity and Capital Resources

Cornell Debt, page 26

5.	Revise your discussion to address all the significant terms
of
this debt.  In particular, address the following key items:

* When the debt can be converted
* How many warrants were issued in connection with the debt
* The liquidating damage provision
* The nature and valuation of the derivative financial instrument liability and its impact on your current and future financial position and results of operations



Exhibits, page 32

6.	Amend your filing to include or incorporate by reference all the
exhibits required by the exhibit table of Regulation S-B Item
601(a).

Exhibits 31.1 and 31.2

7.	Revise the wording of your certifications to conform exactly to
the wording required by Regulation S-B Item 601(B)(31).


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.



      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	G. Newberry
	A. Sifford
      C. Moncada-Terry

      VIA FACSIMILE
	Thomas A. Rose
      Sichenzia Ross Friedman Ference
      212-930-9725

Bruce Wunner
NewGen Technologies, Inc.
June 23, 2006
Page 4